Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Unit

For the Periods

	April 1, 2007 through June 30, 2007	January 1, 2007 through June 30, 2007
	(unaudited)	(unaudited)
Net Income (Loss)	$(16,764)	$(33,046)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.01)	$(0.01)

	April 1, 2006 through June 30, 2006	January 1, 2006 through June 30, 2006
	(unaudited)	(unaudited)
Net Income (Loss)	$113,634	$85,153

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$0.03	$0.02